
November 28, 2023

Patrick Hallinan
Executive Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain CT 06053

>   **Re: Stanley Black & Decker, Inc.**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Form 8-K furnished October 27, 2023**
>   **File No. 001-05224**

Dear Patrick Hallinan:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 31

1.   We note that in your table disclosing the Non-GAAP adjustments to certain GAAP measures on page 32 and 33, you disclose an Operating Profit measure that has a GAAP amount associated with it and a Non-GAAP amount after adjusting for acquisition-related charges and other. We also note that the audited statements of operations do not include a subtotal for Operating Profit, and it appears that the amount disclosed in MD&A has been calculated from the statement of operations as Net Sales less Cost of Sales (Gross Profit) less SG&A and provision for credit losses.   It appears in calculating this Operating Profit measure, referred to as "GAAP" in your MD&A section, you have excluded at a minimum, asset impairment charges, restructuring charges, and intangible asset amortization charges, all of which are considered operating expenses under GAAP. In light of the exclusion of these expenses, this Operating Profit measure would be

considered a Non-GAAP measure, should be retitled to avoid being confused with GAAP Operating Profit and needs to include all disclosures required by Item 10(e) of Regulation S-K. Please revise accordingly. Your disclosures in your Form 10-Q and earnings releases on Form 8-K should be similarly revised. See also Question 100.05 of the SEC's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

2.   We note from your table on page 32 that you adjust certain GAAP measures for acquisition related and other charges to present corresponding non-GAAP measures. We further note that these adjustments to SG&A include integration-related costs and a voluntary retirement program. Please provide us more detail as to the nature and amounts related to these charges. Additionally, we note that you include a similar Non-GAAP table in your Form 10-Q reports. You disclose that the Non-GAAP adjustments to Gross profit primarily pertain to footprint actions and other costs associated with the supply chain transformation, and the Non-GAAP adjustments to SG&A primarily related to costs of providing transition services for previously divested businesses and supply chain transformation costs. Please provide us more detail as to the nature of the footprint actions and supply chain transformation costs. Specifically, please tell us why you believe these costs are appropriate non-GAAP adjustments and do not represent normal operating costs.

2023 Outlook, page 37

3.   We note your disclosure that the difference between 2023 diluted earnings per share outlook and the diluted earnings per share range, excluding charges, is approximately $1.15 to $1.65, consisting of acquisition-related charges and other charges primarily due to supply chain transformation under the Global Cost Reduction Program. We also note similar disclosures in your 10-Q filings. Please provide us more information about the nature and amount of each of these types of adjustments. Specifically, please tell us why you believe that these represent appropriate non-GAAP adjustments and are not normal recurring expenses. See Question 100.01 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Audited Financial Statements
Statement of Cash Flows, page 66

4.   We note that the reconciliation included within the operating activities section of your statement of cash flow begins with a line for net earnings from continuing operations, followed by a line for net earnings from discontinued operations. Please revise future filings to begin your reconciliation with net income. Refer to guidance in ASC 230-10-45-29.

Notes to the Audited Financial Statements
Note P. Business Segments and Geographic Areas, page 105

5. We note that the Tools & Outdoor segment is comprised of Power Tools Group (PTG), Hand Tools, Accessories & Storage (HTAS), and Outdoor Power Equipment (Outdoor) businesses, and the Industrial Segment is comprised of Engineered Fastening and Infrastructure businesses. We also note that you have provided disaggregated revenue for each of the two businesses in the Industrial Segment, as well as by geographic areas for consolidated revenue. Further we note from your second quarter 2023 earnings call, that you discuss revenue by "strategic business unit performance" which includes revenue trends for outdoor, hand tools, storage solutions and power tools. Please tell us what consideration you gave to disclosing additional revenue information by these businesses in the Tools & Outdoor segment, or other product categories, within the notes to your financial statements. Refer to guidance in ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40.

Note Q. Income Taxes, page 108

6. We note from your disclosure in Note Q, that the intra-entity asset transfer of intellectual property had a significant effect on your effective tax rate in both 2021 and 2022. Additionally, you disclose that the increase in intangible deferred tax assets relates to the intra-entity asset transfer of certain intangible assets between two of your foreign subsidiaries Please tell us, and revise future filings to disclose, the details of this IP transfer, including the nature of any estimates and assumptions related to the valuation of this transaction.

Note S. Contingencies, page 112

7. We note your disclosure in Note S of several environmental and other ongoing contingencies. We also note that in Item 3. Legal Proceedings on page 24, you disclose two investigations with the SEC and/or DOJ, in which you disclose that the Company does not believe that these matters will have a material impact on its financial condition or results of operations, although it is possible that a loss related to these matters may be incurred. In light of this potential loss contingency, it appears that these matters should be included as a loss contingency in your notes to the financial statements in accordance with ASC 450-20-50. As applicable, please revise future filings accordingly.

Form 8-K furnished October 27, 2023

Exhibit 99.2 Financial statements and supporting schedules contained in Stanley Black & Decker, Inc.'s October 27, 2023 press release, page 8

8. We note that your statements of operations presented on page 8 of your earning release, include the presentation of an Operating Profit subtotal. In light of the fact that this subtotal appears to exclude charges for asset impairment and restructuring and potentially

other operating expenses included in the "other-net" line item, it does not represent a measure calculated in accordance with GAAP. Please remove this subtotal from your statements of operations or alternatively clearly label as a Non-GAAP measure and include the disclosures required by Item 10(e) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing